Exhibit 15

RADIANZ LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

Registered Number 3918478

RADIANZ LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

Company Registration Number: 3918478

Registered Office:	Fleet Place House
2 Fleet Place
London
England
EC4M 7RF

R2

RADIANZ LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

CONTENTS	PAGE

Report of independent auditor	R4

Group profit and loss account	R5

Group statement of total recognised gains and losses	R6

Group balance sheet	R7

Group cash flow statement	R8

Notes to the financial statements	R9 - R36

R3

Report of Independent Auditor

To the Board of Directors and Shareholders of Radianz Limited

In our opinion, the accompanying consolidated profit and loss account, balance sheet and statement of recognised gains and losses present fairly, in all material respects, the financial position of Radianz Limited and its subsidiaries at 31 December 2003 and the results of their operations and their cash flows for the year ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for the year ended 31 December 2003 and the determination of consolidated shareholders' equity at 31 December 2003 to the extent summarized in Note 29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England
29 June 2004

R4

RADIANZ LIMITED

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003	2002	2001
			Unaudited	Unaudited
		$’000	$’000	$’000

Revenue		533,239	493,117	423,573
Operating costs	3	(620,293)	(665,045)	(601,228)

Operating loss		(87,054)	(171,928)	(177,655)
Interest receivable and similar income – net	4	2,585	3,815	10,579
Loss on diminution in value of investment	9	-	(67,021)	(64,140)

Loss on ordinary activities before taxation		(84,469)	(235,134)	(231,216)
Taxation	6	(1,564)	(1,080)	(1,072)

Loss on ordinary activities after taxation		(86,033)	(236,214)	(232,288)
Preference Dividends	7	(10,270)	(10,270)	(10,270)

Loss for the year	18	(96,303)	(246,484)	(242,558)

Revenue and operating loss as derive from continuing operations.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the year stated above and their historical cost equivalents.

The associated notes on the following pages form part of these financial statements.

R5

RADIANZ LIMITED

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003	2002	2001
			Unaudited	Unaudited
		$’000	$’000	$’000

Loss for the financial year		(96,303)	(246,484)	(242,558)
Exchange adjustments	18	6,664	571	(1,463)

Total recognised loss for the year		(89,639)	(245,913)	(244,021)

The associated notes on the pages that follow form part of these financial statements.

R6

RADIANZ LIMITED

GROUP BALANCE SHEET

AS AT 31 DECEMBER 2003

		2003	2002
			Unaudited
	Note	$’000	$’000
Fixed assets
Tangible fixed assets	8	149,769	182,242
Investments	9	-	-

		149,769	182,242
Current assets
Debtors
- due within one year	10	89,701	200,793
- due after one year	10	41,793	51,249
Restricted Cash - due after one year	11	19,259	33,050
Cash at bank and in hand		9,095	44,657

		159,848	329,749
Creditors: amounts falling due
within one year	12	(120,854)	(246,422)

Net current assets/(liabilities)		38,994	83,327

Total assets less current liabilities		188,763	265,569

Creditors: amounts falling due
after one year	13	(3,613)	-

Provisions for liabilities and charges	15	(1,433)	(2,483)

Net assets		183,717	263,086

Capital and reserves
Called up share capital	16	18	18
Share premium account	17	878,425	878,425
Exchange difference reserve	17	6,211	(453)
Profit and loss account	17	(700,937)	(614,904)

Total shareholders’ funds	18	183,717	263,086

Analysis of shareholders’ funds

Equity	18	(4,908)	84,731
Non-equity	18	188,625	178,355

		183,717	263,086

The associated notes on the following pages form part of these financial statements. The financial statements and associated notes were approved by the Board of Directors on 29 June 2004 and were signed on its behalf by:

/s/ Howard Edelstein	/s/ David Granger Ure
Howard Edelstein	David Granger Ure
Director	Chairman

R7

RADIANZ LIMITED

GROUP CASH FLOW STATEMENT

	Note	2003	2002	2001
			Unaudited	Unaudited
		$’000	$’000	$’000

Net cash inflow / (outflow) from operating activities	19	6,228	(11,116)	(780)

Returns on investment and servicing of finance
Interest received from bank deposits, investment and others		607	2,583	12,210
Interest paid		(170)	(24)	(24)
Interest paid on finance leases		(191)	-	-

Taxation		(2,092)	38	(555)

Capital expenditure and financial investment
Purchase of own shares		-	-	(46,261)
Purchase of tangible fixed assets		(38,624)	(98,730)	(109,416)
Sale of tangible fixed assets		15	128	230

Net cash outflow from capital expenditure and financial investment		(38,609)	(98,602)	(155,447)

Management of liquid resources
Decrease in short term deposits with banks	20	-	140,042	90,725

Financing

Issue of ordinary share capital		-	-	46,261
Decrease in finance leasing		(953)	-	-

Net cash (outflow)/ inflow from financing		(953)	-	46,261

(Decrease) / Increase in cash		(35,180)	32,921	(7,610)

The associated notes on the following pages form part of these financial statements.

R8

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal activities and accounting policies

Radianz Limited (the "Company") and its subsidiaries (collectively “Radianz” or “Group”) is a joint venture between Reuters Group PLC (“Reuters”) and Equant Finance BV (“Equant”)(collectively the parents (“Parents”)).

Radianz is owned 51% by Reuters and 49% by Equant. In forming Radianz, Reuters contributed substantially all of its global telecommunications network to Radianz and Equant contributed cash and a receivable for future services. Control over the Radianz is joint with Reuters and Equant each having equal representation on the board of directors.

Radianz was established to deliver a global financial extranet (“RadianzNet”) capable of providing secure and reliable networking services for transaction processing and content delivery to the financial services industry.

These financial statements are prepared under the historical cost convention.

The Parent Companies have stated their intent to continue supporting the Company in accordance with the terms of the shareholders agreement relating to the Company and accordingly each has agreed to provide financial support of up to fifteen million dollars to the Company, for at least one year from the date of these financial statements or, if shorter, for the period until that parent company ceases to be a shareholder in the Company, sufficient to enable the Company and its subsidiaries to meet their financial obligations as and when they fall due either through capital contributions, the provision of loan funding or other appropriate measures. The Company believes these amounts are adequate to enable it to meet all its financial obligations for the period noted above.

The accounting policies set out below have been applied on a consistent basis and are in accordance with applicable UK accounting standards.

Changes in accounting policies
There have been no changes in accounting policies for the year ended 31 December 2003.

Basis of consolidation
The Group profit and loss account, balance sheet and cash flow statement include the financial statements of the Company and its subsidiary undertakings up to 31 December 2003. Intra-group transactions and profits are eliminated fully on consolidation.

Acquisitions made by the Group are included under the acquisition method of accounting and the Group financial statements include the results of such acquisitions from the relevant date of acquisition.

Revenue
Radianz recognises revenue when realised or realisable and earned. The Group considers revenue realised or realisable and earned when it has persuasive evidence of an arrangement, the services have been provided, the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is reduced for credit notes and rebates to be paid to customers. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for the Group’s significant categories of revenue.

R9

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Related-Party Revenue

Managed Network Services
Radianz entered into a Network Service Agreement (“NSA”) with Reuters and its affiliates that require Radianz to provide telecommunications, managed network and other services to Reuters. The terms of the NSA allow Radianz to recover substantially all direct costs incurred in connection with services provided to Reuters. The Group is deemed to be acting as a principal under the terms of the NSA and therefore as a principal recognises the billing and recovery of such costs as revenue.

Radianz Network (“RxN”) Services
As of 1 January 2003, the NSA agreement with Reuters was amended to allow Radianz to charge for services provided via RadianzNet based on a fixed and determinable price per service type. Prior to this time, the maximum prices were established at a level, which enabled Radianz to recover direct costs incurred when providing this service.

Consulting Services
Radianz provides certain services for specific projects for Reuters. These services are consulting in nature and are subject to acceptance by Reuters. Radianz recognizes associated revenue only when acceptance has been received from Reuters for the services rendered. As at 31 December 2003, $1.2 million of revenue subject to acceptance was deferred from Reuters and $1.2 million of related costs were deferred. As at 31 December 2002, $1.9 million of revenue and $1.7 million of cost had been deferred.

Remote Dial-up Services
Remote dial-up services are provided to Reuters directly by Equant. Group acts as an agent in such transactions billing Reuters on behalf of Equant. As the Group does not retain the significant risks and rewards of delivering these services, revenue for these transactions is recognised on a net basis thereby recognising only the commission as revenue. The value of the services provided to Reuters for the year ended 31 December 2003 was approximately $1.4 million (2002: $1.0 million) on a gross basis.

Migration Services
During 2002 and 2003, Radianz migrated certain Reuters’ customers from Reuters’ legacy networks to RadianzNet. Radianz is entitled to recover all direct costs incurred in completing the migration services. Radianz recognised revenue monthly based on completed connections at a fixed and determinable price per connection.

External Customer Revenue

Radianz Network (“RxN”) Services
Revenue from Radianz’s telecommunication and managed network services to customers other than Reuters is recognised as the services are provided over the contractual period. Fees are charged in accordance with the customer contract, and, accordingly, may represent both a connection fee and recurring access and usage fees. Connection fees are deferred and recognized over the estimated life of the arrangement with the customer, which is generally the contractual period. Revenue from access and usage fees is recognized as the services are provided over the anticipated customer relationship period, which is generally determined based on the life of the contract.

If customers are billed in advance or on a quarterly basis under the terms of the arrangement with Radianz, Radianz defers revenue accordingly until the services are delivered. As at 31 December 2003, Radianz had approximately $3.4 million (2002: $1.6 million) of deferred revenue relating to advance customer billings.

R10

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Voice Services
Revenue, net of discounts, for the provision of point-to point voice and data circuits is earned as these services are delivered.

Hosting Services
Revenue from the Group’s hosting services is recognised as the services are provided over the contractual period. Fees are charged in accordance with the customer contract, and, accordingly, may represent both a connection fee and a recurring monthly hosting fee. Connection fees are deferred and recognised over the estimated life of the arrangement with the customer, which is generally the contractual period.

Provisions for losses on contracts are recognised in the period in which the loss is identified for the total contract.

Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange ruling at the balance sheet date. Transactions in currencies other than US dollars are converted at the rates of exchange prevailing at the dates the transactions were made. Gains or losses on exchange are recognised in the profit and loss account as they arise.

Profits and losses of subsidiaries that have currencies of operation other than the US dollar are translated into US dollars at average rates of exchange. Share capital issued by the Company, which is Sterling denominated, is maintained at the historical rate at the date on which the shares were issued.

Exchange differences arising from the retranslation of the opening net assets of subsidiaries which have currencies of operation other than the US dollar are taken to reserves together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end.

Leases
Leasing arrangements which transfer to the group substantially all the risks and rewards of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in tangible fixed assets and the capital element of the leasing commitment is shown in creditors as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profits in proportion to the reducing capital element outstanding. Assets held under finance lease are depreciated over the shorter of the lease term and the expected useful economic lives of the equivalent owned assets.

Costs in respect of operating lease rentals are charged to profit and loss in equal annual amounts over the lease term.

Revenue on sublet leases is offset against the cost of the lease within the profit and loss account.

Pension costs
The Group currently operates its own pension plans in three territories. The largest such plan is a voluntary 401 (k) savings plan for the Group’s employees in the United States (“US”). The Group matches a percentage of each US employee’s contributions. The Group’s employees in certain other territories participate in pension plans maintained by Reuters and Equant. The expected cost of pensions in respect of defined benefit plans is charged to the profit and loss account so as to spread the cost over the service lives of the employees affected. The cost in respect of defined contribution plans is charged to the profit and loss account as the amount accrues.

R11

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

The pension costs and disclosures in these financial statements comply with Financial Reporting Standard (“FRS”) No. 17 “Retirements Benefits”. In accordance with Financial Reporting Standard No. 17 contributions paid by the Group to Reuters and Equant defined benefit schemes are disclosed as if the pension scheme were a defined contribution pension scheme, as the Group is unable to identify its share of the underlying assets and liabilities of the pension schemes.

Development expenditure
Development expenditure is charged to the profit and loss account in the year in which it is incurred.

Short-term investments
Bank deposits, which are not re-payable on demand, are treated as short-term investments in accordance with Financial Reporting Standard No. 1 (revised 1996). Movements in such investments are included under “management of liquid resources” in the Group’s cash flow statement.

Tangible fixed assets
Assets contributed by Reuters on 30 June 2000 were capitalised at their fair values at the date of transfer. All other tangible fixed assets are stated at cost. Depreciation is calculated on a straight-line basis so as to write down assets to their residual value over their expected useful lives. Office, computer systems and network equipment are depreciated over 3 - 5 years. Leasehold Buildings and Improvements are depreciated over the term of the lease. Tangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. An impairment loss is recognised in the profit and loss account to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value.

Deferred taxation
The Group has adopted Financial Reporting Standard No. 19 “Deferred Tax” which requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes.

Deferred tax assets are only recognised to the extent that it is regarded, as more likely than not that they will be recovered. The adoption of this accounting standard had no impact on the results of the Group.

Share schemes
The Group’s Employee Share Ownership Trust (“ESOT”) is a separately administered trust, which is funded by loans from the Group. The assets of the ESOT comprise shares in the Company, which were initially recorded at their estimated recoverable amount, being the stock option price of the shares payable by employees. Provision is made to the extent that the amounts are not expected to be recovered. The ESOT has been aggregated within these financial statements.

R12

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	Segmental analysis

Turnover
Radianz has network operations in many countries throughout the world. For the purpose of segmental disclosure, revenue by origin is defined as the location where invoices are issued, while revenue by destination is defined as the location of the customer. For the year ended 31 December 2002 there was no material difference between the origin and destination of revenue. However during 2003 changes in billing arrangements resulted in the United Kingdom (“UK”) billing throughout the world. Revenue by destination is therefore shown separately.

Turnover

2003	by Origin			by Destination

	Total	Inter-	External	Total	Inter-	External
		segment			segment
	$’000	$’000	$’000	$’000	$’000	$’000

United Kingdom	387,138	(1,277)	385,861	550,768	(188,747)	362,021
United States	212,264	(115,076)	97,188	112,534	(748)	111,786
Rest of the World	123,861	(73,671)	50,190	59,961	(529)	59,432

	723,263	(190,024)	533,239	723,263	(190,024)	533,239

2002 Unaudited	by Origin			by Destination

	Total	Inter-	External	Total	Inter-	External
		segment			segment
	$’000	$’000	$’000	$’000	$’000	$’000

United Kingdom	377,670	(6,749)	370,921	564,850	(193,929)	370,921
United States	205,410	(126,341)	79,069	84,357	(5,288)	79,069
Rest of the World	110,714	(67,587)	43,127	44,587	(1,460)	43,127

	693,794	(200,677)	493,117	693,794	(200,677)	493,117

2001 Unaudited	by Origin			by Destination

	Total	Inter-	External	Total	Inter-	External
		segment			segment
	$’000	$’000	$’000	$’000	$’000	$’000

United Kingdom	324,050	(2,162)	321,888	489,018	(167,130)	321,888
United States	171,685	(109,697)	61,988	63,605	(1,617)	61,988
Rest of the World	97,130	(57,433)	39,697	40,242	(545)	39,697

	592,865	(169,292)	423,573	592,865	(169,292)	423,573

R13

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Operating loss	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
United Kingdom	(69,987)	(171,405)	(158,355)
United States	(21,764)	(4,466)	(14,021)
Rest of the World	4,697	3,943	(5,279)

	(87,054)	(171,928)	(177,655)
Net Interest /
Interest Bearing Assets	2,585	3,815	10,579

	(84,469)	(168,113)	(167,076)

Net Operating assets	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
United Kingdom	87,116	102,231	263,092
United States	68,900	88,646	46,456
Rest of the World	(653)	(5,498)	11,382

	155,363	185,379	320,930
Net Interest /
Interest Bearing Assets	28,354	77,707	177,799

	183,717	263,086	498,729

The UK operating loss includes the Group goodwill amortisation expense of $nil million (2002: $104.3 million, 2001: $104.3 million).

Interest bearing assets consist of restricted cash, current asset investments and cash balances, which are held mainly within UK entities but have been shown separately above as they are used to fund group operations.

R14

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.	Loss On Ordinary Activities Before Taxation

Loss before taxation is stated after charging:

		2003	2002	2001
			Unaudited	Unaudited
		$’000	$’000	$’000
	Staff costs (note 5)	113,901	98,108	81,870
	Depreciation of tangible assets (note 8)	67,798	65,051	55,055
	Impairment (note 8)	15,345	833	-
	Depreciation from related parties	7,458	6,610	9,033
	Amortisation of goodwill	-	104,349	104,349
	Loss on disposal of fixed assets	146	905	3,266
	Operating lease rentals – land & buildings	11,324	10,743	4,736
	Foreign currency translation – net gain	(745)	(57)	(4,649)
	Auditors’ remuneration
	Group audit fees	1,352	980	750
	Other services	940	892	173

	Cost by function:
	Operations and communications costs	546,767	498,007	423,518
	Sales and marketing expense	17,761	16,947	34,061
	Administration expense	55,765	150,091	143,649

	Total operating costs	620,293	665,045	601,228

4.	Interest receivable and similar income – net

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

Interest receivable from bank deposits	602	2,197	9,737
Discount on receivable from parent	2,367	1,642	866

Total interest receivable	2,969	3,839	10,603

Interest payable on finance leases	(201)	-	-
Interest payable on bank loans and overdrafts	(183)	(24)	(24)

Interest receivable and similar income - net	2,585	3,815	10,579

R15

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

5.	Employees

The average number of employees during the year was as follows:

	2003	2002	2001
		Unaudited	Unaudited
Operations and Engineering	609	607	492
Sales and marketing	76	81	83
Administration	237	142	112

Total	922	830	687

Staff costs incurred during the year in respect of these employees were:

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

Wages and Salaries	99,137	85,851	72,865
Social Security Costs	9,303	7,135	5,564
Other Pension Costs	5,461	5,122	3,441

Total	113,901	98,108	81,870

6.	Taxation

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
UK corporation tax at 30%
Current tax on income for the year	-	-	-
Adjustments in respect of prior year	997	-	190

	997	-	190

US corporate income tax
Current tax on income for the year	81	528	228
Adjustments in respect of prior year	(69)	-	171

	12	528	399

Other overseas corporate income tax
Current tax on income for the year	859	552	407
Adjustments in respect of prior year	157	-	70

	1,016	552	477

Deferred taxation	(461)	-	6

Total corporation tax charge	1,564	1,080	1,072

R16

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
Factors affecting tax charge for the year
Loss on ordinary activities before tax	(84,469)	(235,134)	(231,216)
Loss on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK of 30% (2002: 30%, 2001:30%)	(25,341)	(70,540)	(69,365)

Effects of:
Adjustments for foreign tax – taxable at different rates	(2,898)	341	(273)
Timing differences	14,933	(2,136)	(240)
Permanent differences	610	51,192	50,783
Depreciation for the year in excess of capital allowances	-	4,620	1,335
Tax losses carried forward	13,973	17,448	18,415
Utilisation of tax losses	(504)	(181)	(90)
Adjustments to tax charge in respect of previous periods	1,134	147	431
Minimum taxes	118	189	226
Foreign tax credits	-	-	(156)

Current tax charge for the year	2,025	1,080	1,066

Radianz previously sold tax losses to an associated undertaking in respect of the year 2000 for the consideration of $895,000. Subsequently, these losses were not utilised by the associate undertaking and returned to Radianz. As a result Radianz repaid the consideration of $997,000, the difference being due to move foreign exchange differences.

The Group has an unrecognised deferred tax asset of approximately $76,829,000 (2002: $35,235,000, 2001: $16,676,000) that relates to the following:

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

Accelerated capital allowances	21,394	10,312	2,402
Tax losses carried forward	51,247	24,923	14,274
Other	4,188	-	-

Unprovided deferred tax	76,829	35,235	16,676

A deferred tax asset has not been recognised since it is not certain that this asset will crystallise in the foreseeable future.

R17

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

7.	Dividends

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

6.5% cumulative preference shares	10,270	10,270	10,270

The preference shares were issued by Radianz Inc., a wholly owned US subsidiary of Radianz Limited, and are held equally by Reuters and Equant, the ultimate shareholders of Radianz Limited (see note 16). Radianz Inc. has appropriated through its profit and loss account preference share dividends for the year on these 6.5% cumulative preference shares of $10.27 million. However, in accordance with the provisions of Financial Reporting Standard No. 4, as Radianz Inc. does not have sufficient distributable reserves in order to pay such preference share dividends, these dividends have been credited back within profit and loss account reserves (note 18).

In 2000, the preference share dividends of $5.135 million were not credited back within profit and loss account reserves but were included within ‘creditors: amounts falling due after more than one year”. These dividends had been credited back within profit and loss account reserves in 2001 (note 18).

R18

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8.	Tangible fixed assets

	Leasehold	Leasehold	Network	Computer and	Total
	Property	Improvements	Equipment	Office
				Equipment
	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2003	32,600	4,807	276,378	13,487	327,272
Translation differences	-	136	10,421	343	10,900
Additions	1,333	196	44,326	1,067	46,922
Reclassification	(374)	1,125	396	(1,147)	-
Disposals	-	(20)	(11,562)	(1,733)	(13,315)

At 31 December 2003	33,559	6,244	319,959	12,017	371,779

Depreciation
At 1 January 2003	3,376	513	135,085	6,056	145,030
Translation differences	-	34	5,708	197	5,939
Charged in the year	3,918	779	59,667	3,434	67,798
Impairment	13,043	-	2,302	-	15,345
Reclassification	(58)	474	499	(915)	-
Disposals	-	(20)	(10,413)	(1,669)	(12,102)

At 31 December 2003	20,279	1,780	192,848	7,103	222,010

Net Book Value
At 31 December 2003	13,280	4,464	127,111	4,914	149,769

At 31 December 2002	29,224	4,294	141,293	7,431	182,242

During the year a fixed asset verification exercise was completed. This resulted in a number of asset reclassifications and assets costing approximately $13.3 million (NBV $1.2 million) being written off or retired. The resultant profit and loss change of $0.1 million is net of a provision relating to fixed assets no longer required.

An impairment review based on the future discounted cash flows resulted in an additional depreciation charge of $15.3 million relating to assets utilised in Radianz’s hosting operations.

Analysis of assets held under finance lease at 31 December 2003

	Leasehold	Leasehold	Network	Computer and	Total
	Property	Improvements	Equipment	Office
				Equipment
	$’000	$’000	$’000	$’000	$’000

Cost	-	-	6,335	-	6,335
Accumulated depreciation	-	-	(1,070)	-	(1,070)

At 31 December 2003	-	-	5,265	-	5,265

The Group did not own any assets under finance lease agreements at 1 January 2003.

R19

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

9.	Investments

$’000
Interests in own shares

Cost
At 1 January 2003	238,261
Additions in the year	-

At 31 December 2003	238,261

Provision for diminution in value of investment
At 1 January 2003	238,261
Charged in the year	-

At 31 December 2003	238,261

Net Book Value
At 31 December 2003	-

At 31 December 2002	-

Investment in own shares represents the Group cost of 35,000,000 shares (nominal value £175) held by the Group’s ESOT. The Group established the ESOT to acquire shares in the Company for the benefit of employees and directors of the Group. On 3 July 2000, the Company provided $192 million for this purpose by way of a loan. On the same date the ESOT subscribed at market value for 28,206,850 of the Company’s “C” ordinary shares. In March 2001 the Company issued a further 6,793,150 of the Company’s ordinary “C” shares to Reuters and Equant for $46.3 million in cash. The Company provided a loan to the ESOT in this amount which the ESOT used to purchase these ordinary “C” shares for issuance to employees. The option scheme does not allow employees or directors to purchase shares at a discount to the market value at the date of grant of the options, therefore, no charge to the profit and loss account arises. The cost of funding and administering the scheme are charged to the profit and loss account of the Group in the period to which they relate.

In October 2001 the Group permitted employees to cancel stock options granted up to 30 September 2001 in exchange for an equal number of new stock options to be awarded in three phases in 2002. The first phase replacement stock options (April 2002) have a vesting schedule that closely approximates that of the cancelled stock options. The second and third phase replacement stock options each have three-year annual vesting schedules. All three phases of replacement stock options have expiration dates of seven years from date of grant in accordance with the Plan. Of the 29.0 million stock options with an exercise price of $6.81, which were cancelled in October 2001, 19.3 million replacement stock options were issued at an exercise price of $2.13 per share in April 2002 and two further grants of 4.8 million replacement stock options were issued in July and October 2002 at an exercise price of $1.92 and $1.75 per stock option, respectively. During 2003, the Company issued 4.7 million options at an exercise price of $1.85. Additionally, 7.4 million options were cancelled during 2003 due to employees who resigned or were terminated during the year.

A valuation of the Group is performed by a third party consultancy firm on a quarterly basis in accordance with the terms of the employee stock option agreement. The quarterly valuations continued to decrease in 2002 and the valuation of the Group as of 31 December 2002 was $435 million. As a result of a continuous decrease in the valuation of the Group during 2002, implying a reduced share price compared to the exercise price of the stock options, the receivable for shares held by the ESOT at 31 December 2002 have been written down to nil resulting in a charge for diminution in value of the investment of $67.0 million in 2002 (2001:$64.1 million).

R20

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

10.	Debtors

	2003	2002
		Unaudited
	$’000	$’000
Amounts falling due within one year:
Trade debtors	11,549	10,825
Amounts owed by associated undertakings
-trading balances	35,706	156,802
-loan	9,456	10,133
Other debtors	13,548	14,669
Prepayments and accrued income	19,442	8,364

	89,701	200,793

Amounts falling due after one year:
Amounts owed by associated undertakings – loan	41,793	51,249

	41,793	51,249

11.	Restricted cash

	2003	2002
		Unaudited
	$’000	$’000

Restricted cash	19,259	33,050

Restricted cash represents certificates of deposit at banks which are held as collateral for cash management facilities provided to Group companies, security for certain of the Group’s third-party operating lease agreements and the related letters of guarantee, and as security over letters of credit guaranteeing payments to the Group’s major suppliers. As a result, restricted cash is not available for general business purposes.

R21

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

12.	Creditors: amounts falling due within one year

		2003	2002
			Unaudited
		$’000	$’000

Trade creditors		19,221	11,318
Amounts owed to group undertakings		-	-
Amounts owed to joint venture parents		35,247	165,661
Overseas taxation		1,298	705
Other taxation and social security		13,598	25,449
Other creditors		3,068	1,806
Accruals and deferred income		46,543	41,483
Obligations under finance Leases	14	1,879	-

		120,854	246,422

Amounts due to group undertakings and joint venture parents are unsecured, interest free and repayable on demand.

13.	Creditors: amounts falling due after one year

		2003	2002
			Unaudited
		$’000	$’000

Obligations under finance leases	14	3,503	-
Other Creditors		110	-

		3,613	-

14.	Finance leases

During the year the Group entered into a number of finance leases with Equant. The maturity profile of the financial liabilities excluding other creditors is as follows:

	2003	2002
		Unaudited
	$’000	$’000

Within one year	1,879	-
Within two to five years	3,503	-
After five years

Total	5,382	-

R22

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15.	Provisions for liabilities and charges

			Employee
	Group	Deferred tax	related costs	Total
		$’000	$’000	$’000

	At 1 January 2003	647	1,836	2,483
	Currency translation adjustments	-	85	85
	Utilised in the year	-	(2,295)	(2,295)
	(Released)/ charged to profit and loss account	(461)	1,621	1,160

	At 31 December 2003	186	1,247	1,433

The $1,247,000 (2002: $1,836,000) provision for employee related costs primarily arises in respect of the pension cost for current employees in the USA and Italy. The deferred tax provision of $647,000 as at 1 January 2003, which arose in respect of fixed assets contributed by Reuters in the US was released back to the profit and loss in the year. The deferred tax provision of $186,000 at 31 December 2003 is in respect of timing differences for fixed assets owned in Singapore. The provision was created in 2003.

16.	Called up share capital

	2003	2002
		Unaudited
	$	$
Authorised
15,800 6.5% cumulative preference shares of
$1 each	15,800	15,800
510 ordinary “A” shares of £1 each	750	750
490 ordinary “B” shares of £1 each	720	720
35,000,000 ordinary “C” shares of
£0.000005 each	257	257

	17,527	17,527

Allotted, called up and fully paid

	2003	2002
		Unaudited
	$	$

510 ordinary “A” shares (Reuters) of £1 each	750	750
490 ordinary “B” shares (Equant) of £1 each	720	720
35,000,000 ordinary “C” shares of £0.000005 each	257	257
15,800 6.5% cumulative preference shares of
$1 each	15,800	15,800

	17,527	17,527

R23

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

The rights relating to each class of share in issue at 31 December 2003 are as follows:

(a)	The ordinary “A” and “B” shares have no rights to dividends other than those that may be recommended by directors. In the event of winding up the Company they rank pari passu with the other classes of shares. They carry one vote per share. No “A” share shall confer any right to vote upon a resolution for the removal from office of a “B” Director (appointed by Equant) and no “B” share shall confer any right to vote upon a resolution for the removal from office of an “A” Director (appointed by Reuters).

(b)	The ordinary “C” shares have no rights to dividends other than those that may be recommended by directors. In the event of winding up the Company they rank pari passu with the other classes of shares. They do not carry any voting rights, other than in resolutions on the variation of their rights.

(c)	The 6.5% preference shares were issued by Radianz Inc., a wholly owned US subsidiary of Radianz Limited, and are held equally by Reuters and Equant, the ultimate shareholders of Radianz Limited. The 6.5% preference shares carry a fixed cumulative preferential dividend at the rate of 6.5% per annum, payable on 30 June. The shares have no redemption entitlement. On a winding up the holders have priority before all other classes of shares to receive payment of capital plus any arrears of dividend. Each preference share carries 0.275 votes. 75% approval of the preference shareholders is required for matters directly affecting the number and voting rights of the preference shares.

17.	Reconciliation of movement in reserves

		Share	Exchange	Profit &
		premium	difference	loss
		account	reserve	account
	Group	$’000	$’000	$’000

	At 1 January 2003	878,425	(453)	(614,904)
	Retained loss for the financial year	-	-	(96,303)
	Preference share appropriations for year
	ended 31 December 2003 (note 7)	-	-	10,270
	Other gains and losses	-	6,664	-

	At 31 December 2003	878,425	6,211	(700,937)

R24

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

18.	Reconciliation of movement in shareholders’ funds

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

Loss on ordinary activities after taxation	(86,033)	(236,214)	(232,288)
Accrued preference dividends payable (note 7)	(10,270)	(10,270)	(10,270)

Loss for the year	(96,303)	(246,484)	(242,558)
Other recognised gains and losses	6,664	571	(1,463)
New ordinary share capital issued	-	-	46,261
Cumulative dividend not yet declared
for period ended 31 December 2000 (note 7)	-	-	5,135
Cumulative dividend not yet declared
for year ended 31 December (note 7)	10,270	10,270	10,270
Opening shareholders’ funds	263,086	498,729	681,084

Closing shareholders’ funds	183,717	263,086	498,729

Total shareholders’ funds
	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
Equity share capital
(including premium)	725,763	725,763	725,763
Non-equity share capital
(including premium)	152,680	152,680	152,680
Exchange difference reserve	6,211	(453)	(1,024)
Profit and loss account	(700,937)	(614,904)	(378,690)

Total shareholders’ funds	183,717	263,086	498,729

Shareholders’ funds allocated to non-equity
	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
Non-equity share capital
(including premium)	152,680	152,680	152,680
Cumulative dividend not paid	35,945	25,675	15,405

Total non-equity shareholders’ funds	188,625	178,355	168,085

R25

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Shareholders’ funds allocated to equity
	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
Difference between total shareholders’ funds
and the amount allocated to non-equity interest	(4,908)	84,731	330,644
Made up as follows
Equity share capital (including premium)	725,763	725,763	725,763
Exchange difference reserve	6,211	(453)	(1,024)
Profit and loss account reserve	(700,937)	(614,904)	(378,690)
Cumulative dividends due to non-equity
Shareholders (note7)	(35,945)	(25,675)	(15,405)

Total equity shareholders’ funds	(4,908)	84,731	330,644

19.	Reconciliation of operating loss to net cash outflow from operating activities

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
Operating loss	(87,054)	(171,928)	(177,655)
Depreciation charge	67,798	65,051	55,055
Impairment charge	15,345	833	-
Loss on sale of tangible fixed assets	146	905	3,266
Amortisation of goodwill	-	104,349	104,349
Unwinding of the discount on related party loan	2,367	1,642	866
Decrease/ (Increase) in debtors	123,349	(43,973)	(34,383)
Decrease /(Increase) in restricted cash	13,791	(6,191)	(19,904)
Increase /(Decrease) in trade creditors	7,611	(1,330)	6,414
(Decrease)/ Increase in accruals, deferred income
and other creditors	(136,553)	39,793	60,563
Others	(572)	(267)	649

Net cash inflow/(outflow) from operating activities	6,228	(11,116)	(780)

The 2002 and 2001 comparatives have been restated to reflect current year treatment.

20.	Reconciliation of net cash flow to movement in net funds

	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000
Decrease / (increase) in cash in the year	(35,180)	32,921	(7,610)
Cash flow movement from lease financing	(953)	-	-
Cash inflow from sale of short term investments	-	(140,042)	(90,725)
Currency Translation Adjustments	(382)	838	(197)

Net funds at 1 January	44,657	150,940	249,472

Net funds at 31 December	8,142	44,657	150,940

The 2002 and 2001 comparatives have been restated to reflect current year treatment.

R26

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

	Cash	Obligations	Net Funds
		under finance
		leasing
	$’000	$’000	$’000

At 1 January 2003	44,657	-	44,657
New obligations under finance Leases	-	(6,335)	(6,335)
Cash flow	(35,180)	953	(34,227)
Currency Translation Adjustments	(382)	-	(382)

At 31 December 2003	9,095	(5,382)	3,713

No obligation under finance leases existed 2002 and 2001.

21.	Pensions

The pension charge, representing contributions paid in the year by the Group to various plans operated by Reuters, Equant and the Group itself to which the Group’s employees belong, amounted to $5.5 million (2002: $5.1 million, 2001: $3.4 million). Approximately $1.5million (2002: $1.9 million) of pension contributions were payable at the year end to the Group’s scheme in relation to US employees.

2003	Reuters	Equant	Radianz	Total
	$’000	$’000	$’000	$’000

Defined Contribution	1,381	43	1,567	2,991
Defined Benefit	2,081	369	20	2,470

Total Pension charge 2003	3,462	412	1,587	5,461

2002	Reuters	Equant	Radianz	Total
Unaudited	$’000	$’000	$’000	$’000

Defined Contribution	1,216	379	1,951	3,546
Defined Benefit	1,499	-	77	1,576

Total Pension charge 2002	2,715	379	2,028	5,122

2001	Reuters	Equant	Radianz	Total
Unaudited	$’000	$’000	$’000	$’000

Defined Contribution	810	40	845	1,695
Defined Benefit	1,400	346	-	1,746

Total Pension charge 2001	2,210	386	845	3,441

New employees are eligible to join the defined contribution plans.

The Group has no significant exposure to any other post-retirement benefit obligations.

R27

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Defined Contribution Plans
A number of Radianz employees participate in a defined contribution plan in Australia. The Group contributes a fixed percentage of each employee’s salary.

Reuters operates 32 defined contribution plans of which Radianz staff are members. Members of these plans contribute 6% of basic salaries and Radianz is required to make an annual contribution of 9.525% of members’ basic salaries regardless of the funding status of the plan. The Group does not have the ability to recover assets held by the plan, nor can it be required to make additional payments to the plan over and above the annual contributions referred to above. Custodial responsibility for the assets of the plan rests with two substantial independent UK investment managers.

The Group currently operates its own pension plans in three territories. The largest such plan is a voluntary 401 (k) savings plan for the Group’s employees in the United States. The Group matches a percentage of each employee’s contributions. In certain territories the Group contributes a fixed percentage of each employee’s salary to local schemes based on local requirements in that country.

Defined Benefit Plans
A number of Radianz employees participate in Reuters and Equant defined benefit plans.

Equant Plan benefits are primarily based on the employees’ compensation during the last three to five years before retirement and the number of years of service. The two largest defined benefit arrangements are in the United Kingdom and Japan.

Reuters operates 33 defined benefit plans of which a number of Radianz staff are members. They are subject to regular valuations based on the accepted actuarial practices and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice with provisions in the subsidiary undertakings to recognise the pension obligations. Where necessary, additional provisions have been established for Reuters plans in accordance with UK Statement of Standard Accounting Practice 24 based on independent actuarial advice.

The contributions paid by the Group to Reuters and Equant defined benefit schemes are accounted for as if the schemes were defined contribution schemes, as the Group is unable to identify its share of the underlying assets and liabilities in the schemes. This exemption is in accordance with Financial Reporting Standard No. 17. The cost of contributions to these pension schemes is based on pension costs across the respective Reuters and Equant group companies as a whole.

Actuarial valuations of the Reuters Group PLC scheme were carried out at various dates between 31 December 2001 and 31 December 2002 and updated to 31 December 2003 by independent qualified actuaries in accordance with FRS17. As at 31 December 2003 a deficit of $49 million was identified. There was a deficit of $9.7 million on the Equant schemes as at 31 December 2001. The annual amount of contributions to these schemes is agreed with the trustees annually.

R28

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22.	Operating lease commitments

At 31 December 2003 and 2002 the Group had annual commitments under non-cancellable operating lease agreements, in respect of properties, expiring as follows:

		2003	2002
		Land and buildings	Land and buildings
			Unaudited
		$’000	$’000
	Annual commitments under non-
	cancellable operating leases
	expiring:
	Within one year	90	114
	Within two to five years	1,690	4,047
	After five years	9,783	6,851

	Total	11,563	11,012

23.	Capital commitments

	2003	2002
		Unaudited
	$’000	$’000
Contracts placed for future capital
expenditure not provided in the financial
statements	1,306	-

R29

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

24.	Other commitments

Future minimum purchase commitments of the Group with telecommunication providers for various telecommunications, networking and voice services with contractual terms of more than one year as of 31 December 2003 are as follows (in thousands):

Minimum
Years ending 31 December,	Commitments

2004	41,568
2005	35,047
2006	21,847

Total future purchase commitments	98,462

The Group incurred expenses of $80.0 million and $76.5 million in 2003 and 2002, respectively for such services.

25.	Related party transactions

Related party transactions with related parties in the year are as follows:

	1 January	Amounts	Amounts	31 December
	2003	Invoiced	(collected)	2003
Group			/ paid
	$’000	$’000	$’000	$’000
Amounts receivable
Reuters – trading	154,595	521,436	(642,874)	33,157
Equant – trading	2,207	2,342	(2,000)	2,549
Equant loan	61,382	-	(10,133)	51,249

Total amount receivable	218,184	523,778	(655,007)	86,955

Amounts payable
Reuters	121,521	125,912	(222,232)	25,201
Equant	44,140	96,061	(130,155)	10,046

Total amount payable	165,661	221,973	(352,387)	35,247

Revenue from related parties relate primarily to the supply of network services.

Purchases from related parties relate to the provision of network operating services and other business support services.

The Group has extensive transactions and relationships with its parent companies and their subsidiary companies, under the terms agreed in the Network Services Agreement with Reuters (NSA), and shareholder Agreements relating to Radianz, Reuters and Equant.

R30

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

The NSA with Reuters has an initial term ending on July 1, 2005 and thereafter remains in full force and effect for successive one-year periods unless terminated by either party. Either party can terminate the NSA after the end of the initial term by one party giving to the other party not less than six months notice which expires at the end of the initial five-year period or any subsequent renewal year. Under the terms of the NSA agreement, on termination the Group will provide reasonable assistance to Reuters to ensure that Reuters can migrate the services currently provided by the Group to a third party company.

Under the terms of the Shareholder Agreement and the Network Services Agreement both Equant and Reuters have certain rights in relation to the performance of both parties with respect to non-compete and other provisions. Upon a breach of the agreements, under certain conditions, each party has remedies including, but not limited to, call provisions including rights to acquire the equity interests of the other or to dissolve the joint venture itself.

Each shareholder has indicated to the Group that in its opinion it is not in breach of the agreements mentioned above.

The Group has taken advantage of the exemption under Financial Reporting Standard No. 8 (Related Party Disclosures) not to disclose transactions between wholly owned entities, which are eliminated on consolidation.

26.	Litigation

During 2003, Radianz received written notification that a number of formal charges, alleging employment discrimination based on race had been filed by a number of current and former employees of Radianz against Radianz with the U.S. Equal Employment Opportunity Commission and/or the New York State Division of Human Rights.

As of 19 May, 2004, Radianz has settled the majority of the outstanding claims and has fully provided for any costs that may arise as a result of the remaining claims. These costs are recorded in the Administration expenses in the profit and loss account.

27.	Post Balance Sheet Event

Subsequent to 31 December 2003 as part of Radianz’s strategy to provide continued focus on it’s core Extranet business, Radianz made the decision to sell the Voice Services line of business, which is currently being marketed. The revenue of this business was approximately $17 million during the year ended 31 December 2003 and the net asset value of this business was approximately $2.5 million at 31 December 2003.

In March 2004, as part of a review of its business and operational strategy, Radianz announced a voluntary redundancy program. It is expected that this program will result in a reduction of approximately 10% in the 2004 Company headcount. Redundancy costs in 2004 are expected to amount to approximately $5 million.

R31

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

28.	Subsidiary undertakings

The principal subsidiary undertakings at 31 December 2003, all of which are included in the consolidated financial statements, are shown below.

A proportion of shares in Radianz France SA, Radianz Italia Srl, Radianz Voice Services Limited and Radianz Hong Kong Limited are held by wholly owned subsidiaries of Radianz Limited.

3% of shares in Radianz Switzerland SA are held by directors on Radianz Limited’s behalf.

Name of	Country of	Description of shares /	Proportion	Principal
undertaking	incorporation	interest held	of nominal	activity
			value of
			issued shares
			held

Radianz Global	England	Ordinary £1 shares	100%	Trading
Limited
(formerly Radianz
Europe Limited)

Radianz Global	Jersey	Ordinary £1 shares	100%	Inactive
Network Operations
Limited

Radianz Global	England	Ordinary £1 shares	100%	Inactive
Sales Limited

Radianz US Inc	USA	Ordinary 1 cent shares	100%	Management

Radianz Americas	USA	Ordinary 1 cent shares	100%	Trading
Inc

Radianz Australia	Australia	Ordinary AUD$1 shares	100%	Trading
Pty Limited

Radianz GmbH	Austria	Sole ownership interest	100%	Trading

Radianz Italia Srl	Italy	Ordinary shares of EUR 1	100%	Trading

Radianz France SA	France	Ordinary shares of FRF 50	100%	Trading

Radianz Germany	Germany	Sole ownership interest	100%	Trading
GmbH

Radianz Hong Kong	Hong Kong	Ordinary shares of HK$1	100%	Trading
Limited

Radianz Japan K.K.	Japan	Ordinary shares of 50,000	100%	Trading
		Yen

Radianz Asia Pte Ltd	Singapore	Ordinary shares of S$1	100%	Trading

Radianz Switzerland	Switzerland	Ordinary shares of CHF	100%	Trading
SA		1,000

Radianz Proton	Cayman Islands	Ordinary shares of US$1	100%	Trading
Limited

Radianz Connect	England	Ordinary shares of £1	100%	Trading
Services Limited

Radianz Portugal	Portugal	Sole ownership interest	100%	Trading
Lda

Radianz Belgium	Belgium	Sole ownership interest	100%	Trading
Sprl

R32

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Name of	Country of	Description of shares /	Proportion	Principal
undertaking	incorporation	interest held	of nominal	activity
			value of
			issued shares
			held

Radianz Netherlands	Netherlands	Sole ownership interest	100%	Trading
BV

Radianz Spain SL	Spain	Sole ownership interest	100%	Trading

Radianz	Luxembourg	Sole ownership interest	100%	Trading
Luxembourg

Radianz Sweden AB	Sweden	Sole ownership interest	100%	Trading

Radianz US	USA	Ordinary 1 cent shares	100%	Inactive
Holdings

Radianz Canada Inc	Canada	Common share of CAN$1	100%	Inactive

29.	Summary of differences between UK and US General Applied Accounting Principles (GAAP)

Accounting Principles

These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A description of the relevant accounting principles, which differ materially, is given below.

a.	Revenue recognition

Upon formation of the company, Equant Finance BV (“Equant”) agreed to transfer certain existing Equant customer contracts to Radianz Limited (the “Company”) and its subsidiaries (collectively “Radianz” or the “Group”). Under the terms of the agreement between Equant and Radianz, when Equant is unable to obtain the customer’s consent to transfer the contracts, and Equant continues to provide service, Equant is required to contribute to Radianz the equivalent annual economic interest that, notionally, would have accrued to Radianz had the contract been transferred. Under US GAAP this contribution is treated as a capital contribution from Equant. Under UK GAAP, this is recognised as revenue.

b.	Employee costs

Some Radianz employees, who transferred from Reuters and Equant at the time the Company was established, retained the rights to certain unvested share options granted by the Parents at the time of the employees transfer to Radianz. Under US GAAP, the share option expense relating to the fair value of these options is recognised as non cash compensation over the vesting periods of the grants. Under UK GAAP, no expense is recognised.

c.	Goodwill

Under UK GAAP, the estimated excess fair value of the shares issued upon formation of the Company over the estimated fair value of the assets and cash contributed was recorded as goodwill on the balance sheet. Goodwill is amortised over its estimated useful economic life. Under US GAAP, the value of shares issued is recorded by reference to the fair value of the net assets contributed.

R33

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

d.	Shares held by employee share ownership trust (ESOT)

Under UK GAAP, shares held by the ESOT are recorded as fixed asset investments at cost less any impairments. As at 31 December 2002, a full provision had been recorded against such amounts in the financial statements prepared under UK GAAP. Under US GAAP, those shares held by the ESOT are regarded as treasury stock and recorded at cost as a deduction from shareholders’ equity, with no provision for impairment recorded.

e.	Discounted Equant Receivable

Upon formation of the company, Radianz entered into a contractual agreement with Equant, which entitles Radianz to $125 million of telecommunications, and general and administrative services over a period of up to 10 years. Radianz is entitled to utilise up to $12.5 million of these services annually from Equant under certain conditions. Under UK GAAP, this asset was recorded as a receivable within current assets at its net present value of $90 million, using a discount rate of 6.9% and the annual entitlement is expensed as the services are received. Interest is recognised in the profit and loss account as the discount on the receivable is unwound. Under US GAAP, the discounted receivable was recorded as a capital contribution and the unwinding of the discount credited to additional paid in capital, and the annual entitlement expensed as the services are received.

f.	Taxation

Under the terms of the joint venture agreement, Reuters agreed to reimburse Radianz for any share of the tax loss incurred by Radianz subsequently utilized by Reuters. Under UK GAAP, this is offset in the taxation charge for Radianz. Under US GAAP, this is shown as additional paid in capital of the company.

Adjustments to net loss	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

Net loss in accordance with UK GAAP	(86,033)	(236,214)	(232,288)

a. Revenue recognition	(2,000)	(2,000)	(2,200)
b. Employee costs	1	1,996	(2,871)
c. Goodwill	-	104,349	104,349
d. Impairment of ESOT shares	-	67,021	64,140
e. Interest - Equant receivable	(2,367)	(1,642)	(866)
f. Taxation	895	-	190

Net loss in accordance with US GAAP	(89,504)	(66,490)	(69,546)

Statement of comprehensive loss	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

Net loss in accordance with US GAAP	(89,504)	(66,490)	(69,546)
Other comprehensive income:
Foreign currency translation adjustment, net	6,662	571	(1,463)

Comprehensive loss in accordance with US
GAAP	(82,842)	(65,919)	(71,009)

R34

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Adjustments to shareholders’ equity	2003	2002	2001
		Unaudited	Unaudited
	$’000	$’000	$’000

Net assets in accordance with UK GAAP	183,717	263,086	498,729

c. Goodwill	-	-	(104,349)
d. Investment in own shares/ESOT	-	-	(67,021)
e. Discounted Equant receivable	(51,249)	(61,382)	(72,240)

Net assets in accordance with US GAAP	132,468	201,704	255,119

Cash flow statement

The principal differences between the cash flow prepared in conformity with UK GAAP and the cash flow statements presented in accordance with US GAAP are as follows:

1.	Under UK GAAP, net cash flow from operating activities is determined before considering cash inflows from (a) returns on investments and servicing of finance (2003: $0.2 million, 2002: $2.6 million, 2001: $12.1 million), (b) taxes paid or received (2003: $2.1 million paid, 2002: $0.38 million received, 2001: $0.6 million paid). Under US GAAP, net cash flow from operating activities is determined after these items.

2.	Under UK GAAP, the purchase of Radianz shares by an ESOT (2003: $nil, 2002: $nil, 2001: $46.3 million) is classified as investing activities whereas under US GAAP, this is classified as financing activities.

3.	Under UK GAAP, movements in short- term investments (2003: $nil, 2002: $140.0 million, 2001: $90.7 million) are not included in cash, but classified as management of liquid resources. Under US GAAP, short-term investments with maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

	Notes	2003	2002	2001
			Unaudited	Unaudited

		$’000	$’000	$’000

Net cash inflow/ (outflow) from operating activities	1	4,382	(8,519)	10,851
Net cash outflow from investing activities	2	(38,609)	(98,602)	(109,186)
Net cash inflow/ (outflow) from financing activities		(953)	-	-

Net (decrease)/increase in cash and cash equivalents
under US GAAP	3	(35,180)	(107,121)	(98,335)

Net (decrease)/increase in cash under UK GAAP		(35,180)	32,921	(7,610)

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RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting pronouncements

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. A variable interest entity is a legal entity (a) whose equity interest holders as a group lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity’s residual risks and rewards or (b) where the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses. This party is referred to as the primary beneficiary.

In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. The company will begin to apply FIN 46 (R) to entities considered to be variable interest entities as of the first date of its first US GAAP balance sheet presented for periods ended after December 31, 2003. The Company does not expect that the adoption of FIN 46(R) will have a material affect on its financial statements.

In November 2002, the EITF reached a consensus on Issue 00-21 Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. The Company does not anticipate a material impact on its accounting treatment of multiple element contracts under US GAAP.

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